UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2003

Masisa S.A.
(Exact name of Registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant’s name into English)

Los Conquistadores 1700 Piso 12, Providencia
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes           No

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MASISA S.A.

Date: September 10, 2003	Conf: /s/ Carlos Marín Name: Carlos Marín Chief Financial Officer

On August 29th, 2003 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the six month period ended on June 30, 2003. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the accounting principles generally accepted in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
(Free translation from the original in Spanish)

	As of June 30,

CONSOLIDATED BALANCE SHEET	2003	2002
	ThCh$	ThCh$

ASSETS

CURRENTS ASSETS
Cash and Banks	9,219,605	2,197,295
Time deposits	3,281,284	717,371
Marketable securities (net)	0	0
Accounts receivable (net)	34,923,910	27,776,233
Notes receivable (net)	4,674,482	5,338,252
Sundry debtors	3,150,632	3,905,210
Notes and accounts receivable from related companies	2,669,087	5,317,725
Inventories (net)	51,649,033	37,445,223
Recoverable taxes	8,162,888	4,719,006
Prepaid expenses	1,930,456	1,400,883
Deferred taxes	948,103	429,835
Other current assets	21,958,341	1,701,458

Total current assets	142,567,821	90,948,491

FIXED ASSETS
Land	44,400,409	42,284,880
Buildings and infrastructure	73,001,925	64,304,366
Machinery and equipment	334,526,591	294,999,692
Other fixed assets	115,233,284	144,121,014
Asset reappraisal	0	0
Less: depreciation	(125,090,233)	(108,198,822)

Total fixed assets	442,071,976	437,511,130

OTHER ASSETS
Investments in related companies	202	127,678
Investments in other companies	6,053	6,052
Goodwill	890,531	1,115,762
Negative goodwill	(1.382,764)	(602,405)
Long term receivable	983,756	1,186,228
Notes and accounts receivable from related companies	2,174,373	2,368,540
Deferred taxes	0	0
Intangible assets	0	0
Amortization (less)	0	0
Other Assets	3,158,224	21,828,736

Total other assets	5,830,375	26,030,591

TOTAL ASSETS	590,470,172	554,490,212

The accompanying Notes Nº 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of June 30,

	2003	2002
CONSOLIDATED BALANCE SHEET	ThCh$	ThCh$

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Due to banks and financial institutions short/term	44,614,057	30,766,104
Short/term portion of long/term liabilities to banks and financial institutions	38,657,006	3,890,933
Short-term portion of long term Bonds	6,623,131	18,311,225
Other long/term liabilities due within one year	226,409	1,273,890
Dividends payable	97,943	191,493
Accounts payable	16,341,897	10,322,411
Notes payable	0	0
Sundry creditors	707,964	446,144
Notes and accounts payable to related companies	2,628,902	60,135
Provisions	2,886,586	2,304,679
Withholdings	1,612,457	599,346
Income tax	0	1,297,657
Unearned income	31,680	91,315
Deferred taxes	0	0
Other current payable	592,003	733,784

Total current liabilities	115,020,035	70,289,116

LONG-TERM LIABILITIES
Due to banks and financial institutions	84,840,569	94,322,880
Bonds Payable	25,168,320	32,045,929
Notes payable	0	0
Sundry creditors	2,142,531	2,405,263
Notes and accounts payable to related companies	0	0
Provisions	33,922	0
Deferred taxes	5,691,748	4,656,492
Other long term payable	4,212,102	1,910,072

Total long-term liabilities	122,089,192	135,340,636

Minority interest	43,676,751	42,095,077

SHAREHOLDERS’ EQUITY
Paid/up capital stock	170,326,091	171,152,917
Capital revaluation reserve	1,873,587	1,026,918
Share premium account	0	0
Reserve on reappraisal of fixed asset	0	0
Other reserves	30,718,135	29,032,488
Accumulated deficit for development period (less)	0	0

Retained Earnings	106,766,381	105,553,060

Reserve future dividends	92,586,946	85,100,102
Accumulated profits	13,489,576	13,488,022
Accumulated losses (less)	0	0
Net income for the period	689,859	6,964,936
Interim dividends (less)	0	0

Total shareholders’ equity	309,684,194	306,765,383

Total liabilities and shareholders’ equity	590,470,172	554,490,212

The accompanying Notes Nº 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period Ended June 30,
	2003	2002
CONSOLIDATED STATEMENT OF INCOME	ThCh$	ThCh$

Sales	90,460,660	78,105,459
Cost of sales (less)	(69,702,622)	(55,516,462)
Gross margin	20,758,038	22,588,997
Selling and administrative expenses (less)	(14,062,515)	(9,671,895)

OPERATING RESULT	6,695,523	12,917,102

Financial Income	966,930	1,195,201
Income on investments in related companies	0	125,736
Other non operating income	445,632	2,698,015
Loss on investments in related companies (less)	(46,908)	0
Amortization of goodwill (less)	(113,351)	(111,995)
Financial expenses (less)	(5,116,403)	(3,072,548)
Other non/operating expenses (less)	(483,360)	(229,351)
Price/level restatement	(518,758)	(781,598)
Exchange Differences	(474,855)	(5,275,470)

NON /OPERATING RESULT	(5,341,073)	(5,452,010)

Result before income taxes and minority interest	1,354,450	7,465,092
Income taxes (less)	(161,652)	(2,499,740)
Consolidated Profit (Loss)	1,192,798	4,965,352
Minority interests	(539,328)	1,718,414
Amortization negative goodwill	36,389	281,170

NET INCOME	689,859	6,964,936

The accompanying Notes Nº 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period ended June 30,
	2003	2002
CONSOLIDATED STATEMENT OF CASH FLOW	ThCh$	ThCh$

Cash flow from operating activities
Collection of accounts receivable	111,573,481	98,144,690
Interest income receivable	262,487	255,593
Dividends and other distributions received	0	0
Other income	5,047,761	1,157,120
Payments of suppliers and personnel (less)	(101,567,840)	(94,940,718)
Interest paid (less)	(3,225,895)	(1,866,997)
Income tax paid (less)	(3,958,901)	(1,167,646)
Other expenses paid (less)	(403,525)	(691,243)
V.A.T. and similar paid (less)	(3,287,273)	(375,339)

Net positive (negative) cash flow from operating activities	4,440,295	515,460

Cash flow from financing activities
Issuance of cash shares	0	288,761
Loans drawn	50,269,283	34,907,752
Bonds issued	0	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	531,366	0
Dividends paid (less)	(3,150,753)	(6,293,593)
Distribution of paid in capital (less)	0	0
Loans repaid (less)	(17,547,843)	(6,771,978)
Bonds paid (less)	(17,478,000)	0
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance expense (less)	0	0
Other financing disbursements (less)	0	0

Net positive (negative) cash flow from financing activities	12,624,053	22,130,942

Cash flow from investment activities
Sales of fixed assets	45,443	17,290
Sales of permanent investments	0	0
Sales of other investments	222,151	0
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	0
Other investment income	4,544,280	0
Acquisition of fixed assets (less)	(10,292,064)	(26,320,902)
Interest capitalized repaid (less)	(821,062)	0
Permanent investments (less)	0	(1,942)
Investments in securities (less)	0	(5,697,054)
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	0	(879,897)
Other investment disbursements (less)	0	0

Net positive (negative) cash flow from investment activities	(6,301,252)	(32,882,505)

Net total positive (negative) cash flow of the period	10,763,096	(10,236,103)

Effect of inflation on cash and cash equivalents	114,897	666,325

Net change in cash and cash equivalents (less)	10,877,993	(9,569,778)

Initial balance of cash and cash equivalents	1,622,896	12,939,911

Final balance of cash and cash equivalents	12,500,889	3,370,133

The accompanying Notes Nº 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A. (Free translation from the original in Spanish)

	For the three-month period ended June 30,

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	2003 ThCh$	2002 ThCh$

Net income (loss) for the period	689,859	6,964,936

Results on sales of assets:
(Profit) loss on sales of fixed assets	12,302	0
(Profit) on sales of investments	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0

Charges (credits) to income not affecting cash flow:
Depreciation for the period	8,630,166	8,065,843
Amortization of intangibles	95,210	0
Write/off and provisions	209,172	0
Income from investment in related companies (less)	0	(125,736)
Loss on investment in related companies	46,908	0
Amortization of goodwill	113,351	111,995
Amortization of negative goodwill (less)	(36,389)	(281,170)
Net price/level restatements	518,758	781,598
Net exchange difference	474,855	5,275,470
Other credit to income not affecting cash flow (less)	(74,370)	0
Other changes to income not affecting cash flow	1,394,179	0

Changes in assets, affecting cash flow:
Decrease (increase) in accounts receivable	(5,272,615)	770,547
Decrease (increase) in inventories	(5,531,153)	(6,202,555)
Decrease (increase) in other assets	(1,662,270)	(3,199,231)

Changes in liabilities, affecting cash flow:
Increase (decrease) in accounts payable related to operating income	4,728,971	(11,392,249)
Increase (decrease) in interest payable	1,890,508	1,924,277
Net Increase (decrease) in income taxes payable	(3,779,258)	1,332,095
Increase (decrease) in other accounts payable related to non/operating income	79,835	(461,893)
Net increase (decrease) value added tax and similar payable	1,372,948	(1,330,053)
Profit (loss) of minority interest	539,328	(1,718,414)

Net positive (negative) cash flow from operating activities	4,440,295	515,460

The accompanying Notes Nº 1 to 27 form an integral part of these consolidated financial statements.

MASISA S.A. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2003 AND 2002 (Free translation from the original in Spanish)

NOTE 1 - COMPANY REGISTRATION

The Parent Company, MASISA S.A., is a quoted stock corporation, registered under Nº132 in the Official Company Register and is therefore governed by the rules of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendency of Securities and Insurance) and of the Securities and Exchange Commission of the U.S.A.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accountant Period

The following financial statements correspond to the period between January 1, 2003 and Junio 30, 2003, and are presented compared to the same period of 2002:

b)	Consolidated financial statements preparation basis

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the specific accounting regulations of the Superintendency of Securities and Insurance (“SVS”). If any discrepancy exists between both entity’s regulations, those of the Superintendency of Securities and Insurance will primate.

In accordance to Circular Nº 79 and Nº 81 of the SVS dated January 19 and 22 2002, the Company recorded the effects of the application of the Argentinean Peso Exchange rate in the conversion of the financial as of June 30, 2003 as required by the Technical Bulletin Nº 64 of the Chilean Institute of Accountants.

c)	Presentation basis

Only for comparative purposes, the financial statements of the previous year were adjusted by 3.35% to reflex changes in the purchasing power of the Chilean peso, using the CPI variation as reference.

Also for comparative purposes, some restatements have been made to financial statements as of June 30, 2002.

d)	Consolidated basis

The Consolidated Financial Statements includes the assets, liabilities, result and statement of cash flows of the Company and its direct or indirect subsidiaries

The following is a list of the consolidated subsidiaries:

			Ownership as of

			June 30, 2003			June 30, 2002
RUT	Company	Business	Direct	Indirect	Total	Total

79,554,560-3	Inversiones Coronel Limitada	Investments	99.9969	0.0031	100.0000	100.0000
79,959,070-0	Masisa Inversiones Limitada	Investments	99.9973	0.0027	100.0000	100.0000
77,790,860-K	Masisa Partes y Piezas Limitada		99.8000	0.2000	100.0000	0.0000
81,507,700-8	Forestal Tornagaleones S.A.	Wood products and by-products processing	60.4492	0.0000	60.4492	53.9956
79,616,940-0	Masisa Concepción Limitada		43.9469	56.0531	100.0000	100.0000
Foreign	Masisa Overseas Ltd.	Investments/Fund Raising	100.000	0.0000	100.0000	100.0000
Foreign	Maderas y Sintéticos del Perú S.A.C.		99.0114	0.8897	99.9011	99.9011
Foreign	Maderas y Sintéticos de Mexico S.A. de C.V.	Wood products and by/products processing	1.0000	99.0000	100.0000	100.0000
Foreign	Maderas y Sintéticos Servicios S.A. de C.V.		1.0000	99.0000	100.0000	100.0000
Foreign	Masisa Ecuador S.A.		0.1000	99.9000	100.0000	0.0000
Foreign	Masisa do Brazil Limitada	Particleboard and MDF Commercialization	0.0024	99.9976	100.0000	100.0000
Foreign	Masisa Argentina S.A.	Wood products and by/products processing	0.0000	100.0000	100.0000	100.0000
Foreign	Forestal Tornagaleones Overseas Ltd.		0.0000	60.4492	60.4492	53.9956
Foreign	Forestal Argentina S.A.		0.0000	30.2900	30.2900	27.0518

The effects of unrealized results form transactions with subsidiaries have been eliminated.

On October 23, 2002, the Company created the company Masisa Ecuador S.A.
On June 26, 2002, the Company created the company Masisa Partes y Piezas Ltda.

e)	Price-level restatement

The consolidated financial statements have been adjusted in accordance with generally accepted accounting principles. These restatements have been calculated based on the variations in the official Consumer Price Index on a previous month basis, which amounted 1.1% during the January 2003 – June 2003 period (0.6% in 2002). The income and expense accounts have also been restated in terms of period-end constant pesos.

f)	Foreign currency

Assets and liabilities in foreign currency have been translated into Chilean pesos at the closing exchange rates published by the Central Bank of Chile for the different types of operations, at the exchange rates agreed with the corresponding creditors, and to the Unidad de Fomento (UF) value published by the National Institute of Statistics, prevailing at the closing date of each period.

Assets and liabilities in foreign currency have been translated into Chilean pesos at the official exchange rate applicable to each period:

Currency		2003 ThCh$	2002 ThCh$

US Dollar (US$)	US$	699.12	688.05
Argentine Pesos	ThAr$	250.36	181.08
Euro	Euro	803.86	681.91
Swedish Crone	Crs	87.46	75.14
Real (Brazil)	$R	246.43	244.44
Mexican Peso	MxN	66.88	69.16
Nuevo Sol Peruano	Sol	201.62	196.14
Unidad de Fomento (U.F.)	U.F.	16,959.67	16,355.20

g)	Marketable securities

Marketable securities are comprised of share in money market mutual funds, which are stated at redemption value at the end of each year.

h)	Inventories

The inventories are valued at production cost or at the acquisition cost including indirect manufacturing costs, and its balance is determined by the weighted average price method plus price/level restatement.

The Company makes obsolescence inventory provisions, that are presented deducted from the original.

The timber resources presented in this account has been determined in accordance with a technical appraisal, as explained in the note 2j). As of june 30, 2003, this account includes the expenses related to harvesting roads at their initial cost plus price level restatement, and they will be amortized to sale cost after timber harvest and sale of the timber.

The amount thus determined does no exceed their corresponding market values.

i)	Allowance for doubtful accounts

The company has recorded allowances to cover the possible non-collection of account receivables, which are shown as a deduction from account receivables. The allowances were calculated considering a 1% of the local account receivables plus others specific account receivables of doubtfully recovery.

j)	Fixed assets

Fixed assets , excluding plantations, are presented at their acquisition or construction cost value, price level restated, which includes the actual financial cost incurred by the company, until those assets are able to be used, applying effective financing cost rate.

Major maintenance expenses are incorporated into assets and then amortized over the period between the maintenance and the scheduled next major maintenance those items with significant relative value are depreciated in the same period of are as the fixed asset with which they are associated and spare parts that are periodically used are charged to production cost when utilized.

The forestry plantations value is determined in accordance with a technical appraisal. The value over the book value thus estimated , that includes the financing value during the growing period, has been credited to the Forestry reserve value in the Net worth of the respective subsidiary.

Indefinitely inactive fixed assets have been classified in the item Other Long Term Assets and are shown at their estimated realization value.

k)	Fixed assets depreciation

Depreciation has been computed using the straight/line method, considering the remaining estimated useful life of each asset.

l)	Leasing assets

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate established in the related contract, On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests.

m)	Investments in related companies

Investments in related companies are valued based on the equity method, eliminating unrealized profits and losses.

Investments in companies located in other countries have been valued in accordance with Technical Bulletin Nº64 of the Chilean Institute of Accountants.

In accordance to Circular Nº 150 of the SVS, the Company had made an evaluation over the value of its subsidiaries assets in Argentina, Mexico and Brazil, and over the cash flows this subsidiaries produce, the Company had concluded that it don’t need to make any adjustment for this concept, due to there has been no significant decay in the recuperation value of those respective assets.

n)	Goodwill and negative Goodwill

This item represents the difference between the acquisition value of shares of the related company and its proportional equity value at the date of purchase. This differences are amortized in the following steps:

Goodwill

The acquisition of the former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, generated a lower investment value for the Company, that as of june 30, 2003 has a value of THCH$22,044. This value will be amortized in a period of 10 years, given the returns of current administration of the plant.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., generated a lower investment value for the Company, that as of june 30, 2002 has a value of THCH$868,487. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

Negative Goodwill

The capital’s raise of Forestal Tornagaleones S.A. in June 27th, 2002, generated a higher investment value for the Company of THCH$1,382,764. This value will be amortized in a period of 20 years. As a result of the loses generated by Forestal Tornagaleones S.A. in this period, the accumulated amortization has been matched to the accumulated loses of the amortization period, by the respective current norms.

o)	Securities purchased under resale agreements

Are included in the account “Other Current Assets” and corresponds to the acquisition of financial assets that must be sold in the short term, and are presented at market value as of the purchase date plus the accrued interest as of the last day of the period.

The value thus determined does not exceed the current market value.

p)	Income tax

The company has recognized its tax obligations in conformity with current legislation.

q)	Deferred tax

The effects produced by deferred taxes, as a consequence of temporal differences between the financial and tax purpose balance sheet, have been registered as per Technical Bulletin Nº 60, 68, 69 and 71 of the Chilean Institute of Accountants and in the Circular Nº 1,466 of the Superintendencia de Valores Seguros. The effects derived of the existing taxes at January 1 2000, that were not registered before, will be recognized on the results, starting in this year, to the extend that the temporal differences are reversed.

r)	Sales

Sales value corresponds to the sale of the Company manufactured products, and their price is given by present market regulations.

s)	Derivative contracts

Risk coverage financial instruments taken by the company to reduce or eliminate the foreign currency risk. In addition, the Company has taken LIBOR interest rate SWAPS to partially reduce or eliminate the interest rate fluctuation risk. This contracts has been recorded in accordance with the No 57 Technical Bulletin of the Accountant Institute of Chile.

t)	Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

u)	Research and Development expenses

The Research and Development expenses are charged to the income of the period of which expenses were incurred. The Company has not incurred in significant Research and Development expenses.

v)	Consolidated Statement of Cash Flows

As set forth the No 50 Technical Bulletin of the Accountant Institute of Chile and the Circular Nº 1,312 of the Superintendencia de Valores y Seguros dated January 17, 1997, the Company has defined the following concepts related to the Statement of Cash Flows.

Cash Equivalent:
Every investment that meets the following conditions:

–	May be quickly converted in a known amount of cash.
–	The Company has the intention to do the this conversion in no more than 90 days.
–	There is a minimum risk of a significant lose of value due to this investment

As of june 30, 2003, all the short-term investments of the company meet the mentioned conditions.

The Balance of cash and cash equivalents is as follows:

	Initial	Final Balance
	ThCh$	ThCh$

2003
Cash	1,391,933	9,219,605
Time deposits	230,963	3,281,284
Marketable securities	0	0
Securities purchased under resale agreements	0	0

Total	1,622,896	12,500,889

2002
Cash	5,279,995	2,197,295
Time deposits	7,659,916	717,371
Marketable securities	0	0
Securities purchased under resale agreements	0	455,467

Total	12,939,911	3,370,133

Operating Activities:

Cash flows from operating activities includes all business-related cash flows, including interest paid, financial income and, in general, all flows that are not defined as related to investment or financing activities. It should be pointed out that this definition is broader than that used in the consolidated statement of income.

NOTE 3 - CHANGES IN ACCOUNTING PRINCIPLES

There have been no changes in accounting principles during current period in comparison to previous period.

NOTE 4 - ACCOUNTS RECEIVABLE SHORT AND LONG TERM

	Currency

	Less than 90 days		More than 90 and less than 1 year			Currency Total		Long-term
	06/30/2003	06/30/2002	06/30/2003	06/30/2002	Sub-Total	06/30/2003	06/30/2002	06/30/2003	06/30/2002

Account receivable	36,126,582	25,890,613	568,181	1,885,620	36,694,763	34,923,910	27,776,233	0	0
Non-collect receivables estimate	0	0	0	0	(1,770,853)
Notes receivable	4,791,537	4,063,826	187,043	1,274,426	4,978,580	4,674,482	5,338,252	0	0
Non-collect receivables estimate	0	0	0	0	(304,098)
Sundry debtors	3,084,599	3,819,481	189,375	85,729	3,273,974
Non-collect receivables estimate	0	0	0	0	(123,342)	3,150,632	3,905,210	983,756	1,186,228

					Total Long Term receivable			983,756	1,186,228

Debtors’ profile

The debtors’ profile is presented as follow (net of allowances).

	2003	2002
	ThCh$	ThCh$

National receivable
Account receivable	10,770,310	11,357,895
Notes receivable	1,420,475	2,613,484
Short-term Sundry debtors	1,104,505	957,152
Long-term Sundry debtors	411,772	336,021

Foreign receivable

Account receivable	24,153,600	16,418,338
National account receivable	30.84%	40.89%
Foreign account receivable	69.16%	59.11%

Notes receivable	3,254,007	2,724,768
National notes receivable	30.39%	48.96%
Foreign notes receivable	69.61%	51.04%

Short-term Sundry debtors	2,046,127	2,948,058
National short-term sundry debtors	35.06%	24.51%
Foreign short-term sundry debtors	64.94%	75.49%

Long-term Sundry debtors	571,984	850,207
National long-term sundry debtors	41.86%	28.33%
Foreign long-term sundry debtors	58.14%	71.67%

NOTE 5 - TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivables from related companies in the short-term:

Sales of goods and services made by the Company from and to related companies in Chile are made in Chilean pesos and with a pay term not exceeding 60 days, without interest nor restatement . Export sales to foreign related companies are in American dollars, without interest and not exceeding 180 days.

Notes and accounts receivables from related companies in the long-term:

In 2002, the long term account receivable for the subsidiary Forestal Río Calle Calle S.A. are summarized in American dollars (US$)and pays an annual interest of 3.0%.

Notes and account receivable from related companies:

		Short-Term		Long-Term
RUT	Company	06/30/2003	06/30/2002	06/30/2003	06/30/2002

96,469,000-6	Andinos S.A.	0	373,364	0	0
96,626,060-2	Forestal Río Calle Calle S.A.	0	0	2,174,373	2,368,540
Foreign	Forestal Terranova Mexico S.A.de C.V.	119,350	2,942,178	0	0
Foreign	Terranova Costa Rica S.A.	104,625	0	0	0
Foreign	Terranova Colombia S.A.	651,713	0	0	0
Foreign	Amanco Guatemala S.A.	31,171	0	0	0
Foreign	Masnova de Mexico S.A. de C.V.	971,630	2,000,634	0	0
	Fibranova C.A.	0	1,549	0	0
	Amanco Costa Rica S.A.	5,400	0	0	0
	Hondilut S.A. (Amanco Honduras)	47,628	0	0	0
Foreign	Terranova Forest Products, Inc.	719,437	0	0	0
Foreign	Nicalit S.A.(Amanco Nicaragua)	18,133	0	0	0

TOTAL		2,669,087	5,317,725	2,174,373	2,368,540

a)	Notes and accounts payables from related companies:

		Short-Term		Long-Term
RUT	Company	06/30/2003	06/30/2002	06/30/ 2003	06/30/ 2002

96,626,060-2	Forestal Río Calle Calle S.A.	307,478	60,135	0	0
96,469,000-6	Andinos S.A.	171,541	0	0	0
96,527,410-3	Sociedad Forestal Millalemu S.A.	7,546	0	0	0
Foreign	Terranova Brasil Limitada	20,118	0	0	0
Foreign	Fibranova C.A.	2,122,219	0	0	0

TOTAL		2,628,902	60,135	0	0

b)	come from related companies and persons:

				06/30/2003		06/30/2002

Company	RUT	Relationship	Concept	Amount	Effect on Income, Profit (loss) (loss)	Amount	Effect on Income, Profit (loss) (loss)
				ThCh$	ThCh$	ThCh$	ThCh$

Andinos S.A.	96,469,000-6	Common director	Sales of products	0	0	899,498	336,412
Andinos S.A.	96,469,000-6	Common director	Purchase of raw materials	585,345	0	946,044	0
Andinos S.A.	96,469,000-6	Common director	Reimburse invoice	14,818	0	0	0
Andinos S.A.	96,469,000-6	Common director	Paid invoice	650,659	0	0	0
Andinos S.A.	96,469,000-6	Common director	Services and expenses invoice	12,691	0	0	0
Forestal Millalemu S.A.	96,527,410-3	Common director	Purchase of raw materials	4,904	0	0	0
Forestal Millalemu S.A.	96,527,410-3	Common director	Services and expenses invoice	6,613	0	0	0
Forestal Millalemu S.A.	96,527,410-3	Common director	Paid invoice	4,810	0	0	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Interest	0	0	173,113	173,113
Forestal Rio Calle Calle S.A.	Foreign	Associated	Loan payment	0	0	178,033	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Wood purchase	365,800	0	0	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Chipping service	500,610	0	0	0
Fibranova C.A.	Foreign	Common director	Sales of products	253,695	73,571	0	0
Fibranova C.A.	Foreign	Common director	Services and expenses invoice	82,956	0	1,549	0
Fibranova C.A.	Foreign	Common director	Boards purchase	2,500,752	0	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Sales of products	0	0	2,494,436	720,892
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Services and expenses invoice	282,444	(282,444)	0	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Administration services	27,965	(27,965)	0	0
Terranova Costa Rica S.A.	Foreign	Common director	Sales of products	112,668	32,674	0	0
Terranova Costa Rica S.A.	Foreign	Common director	Reimburse invoice	82,133	0	0	0
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Sales of products	30,929	8,969	0	0
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Reimburse invoice	30,929	0	0	0
Amanco Costa Rica S.A.	Foreign	Common director	Sales of products	5,400	1,566	0	0
Amanco Guatemala S.A.	Foreign	Common director	Sales of products	49,765	14,432	0	0
Amanco Guatemala S.A.	Foreign	Common director	Reimburse invoice	18,594	0	0	0
Hondilut S.A.(Amanco Honduras)	Foreign	Common director	Sales of products	47,628	13,812	0	0
Nicalit S.A. (Amanco Nicaragua)	Foreign	Common director	Sales of products	36,709	10,646	0	0
Nicalit S.A. (Amanco Nicaragua)	Foreign	Common director	Reimburse invoice	18,576	0	0	0
Terranova Colombia S.A.	Foreign	Common director	Sales of products	483,436	140,196	0	0
Terranova Colombia S.A.	Foreign	Common director	Reimburse invoice	292,723	0	0	0
Terranova Forest Products, Inc.	Foreign	Common director	Advance payment	719,437	0	0	0
Terranova Brasil Limitada	Foreign	Common director	Purchase of raw materials	206,128	0	0	0
Terranova Brasil Limitada	Foreign	Common director	Paid invoice	91,653	0	0	0
MasNova de México S.A. de C.V.	Foreign	Common director	Reimburse invoice	1,496,507	0	0	0

NOTE 6 - INVENTORIES

The principal components are set forth below:

	2003	2002
Inventories	ThCh$	ThCh$

Finished goods	30,160,972	19,658,470
Obsolescence Provision	(352,189)	(272,537)
Raw Materials	9,302,476	6,027,991
Other material	4,080,136	2,496,955
Spare parts	3,784,432	4,771,807
Forest and Plantation in exploitation	4,673,206	4,762,537

Total	51,649,033	37,445,223

NOTE 7 - DEFERRED TAXES AND INCOME TAXES

At June 30 2003, the Company has made the income tax provision as per the tax dispositions in force.

Considering a taxable base of:

2003 ThCh$

Masisa S.A.’s taxable income	670,236
Inversiones Coronel Ltda.’s taxable income	650,686
Masisa Inversiones Ltda.’s taxable income	2,296,972

Balances of tributary retained gains and their respective credits:

1)	Masisa S.A.	:	Taxed Earning Reserve amounting ThCh$3,439,218 with credit of 15%, ThCh$17,573,458 with credit of 16%, ThCh$670,236 with credit of 16.5%, and ThCh$7,302,242 without credit.
2)	Masisa Inversiones Limitada	:	Taxed Earning Reserve amounting ThCh$4,162,461 with credit of 15%, ThCh$3,723,454 with credit of 16%, ThCh$2,296,972 with credit of 16,5%, and ThCh$ 10,739 without credit.
3)	Inversiones Coronel Limitada	:	Taxed Earning Reserve amounting ThCh$ 768,355 with credit of 15%, ThCh$346,171 with credit of 16%, ThCh$650,686 with credit of 16,5%, and ThCh$231 without credit.
4)	Masisa Argentina	:	US$15,697,931, (Tax loss)
5)	Masisa Concepción Limitada	:	US$4,578,003, (Tax loss)
6)	Masisa do Brasil Limitada	:	(Tax loss)
7)	Maderas y Sintéticos del Perú S.A.C.	:	(Tax loss)
8)	Forestal Tornagaleones S.A.	:	(Tax loss)

a)	Deferred Tax

The balances for this item are as follows:

	06/30/2003				06/30/2002
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Temporary Differences
Provision for accounts receivable losses	495,926	33,100	0	0	389,254	0	0	0
Anticipated income	149	0	0	0	4	0	0	0
Vacation provisions	116,642	0	0	0	126,904	0	0	0
Leasing assets	0	68,539	0	0	0	102,918	0	0
Manufacturing expenses	0	0	601,760	2,483,274	0	0	527,550	0
Fixed assets depreciation	0	0	0	9,203,830	0	0	0	14,197,454
Others events
Obsolescence provision	160,158	0	0	0	34,146	0	0	0
Particle board line provision	0	782,732	0	0	0	892,521	0	0
Unrealized profits and loss	157,561	0	0	0	113,673	0	0	0
Tax Loss	1,051,237	12,166,203	0	0	1,284,718	7,296,144	0	0
Plantations capitalized indirect cost	0	0	196,220	1,405,069	0	0	55,851	1,663,614
Capitalized financial cost	0	0	250,960	2,363,726	0	0	0	0
Forestry reserve	0	0	62,334	3,082,595	0	0	12,953	2,646,949
Others	76,145	17,124	62,987	25,301	213,214	69,008	11,383	159,969
Balance for Complementary assets amortization	(18,826)	(672,567)	(83,372)	(7,086,175)	(13,899)	(166,394)	0	(10,971,031)
Valuation provisions	0	(6,609,259)	0	0	(1,110,442)	(5,153,734)	0	0

Total	2,038,992	5,785,872	1,090,889	11,477,620	1,037,572	3,040,463	607,737	7,696,955

b)	Income Taxes:

Items	2003 ThCh$	2002 ThCh$

Income tax provision	(716,413)	(1,904,152)
Tax expenses Adjustment	114,332	137,394
Effect for deferred taxes of the period	155,126	(435,130)
Tax credit due to tax loss	69,912	0
Effect for amortization of deferred assets and liabilities complementary accounts	235,987	(265,342)
Effect on assets and liabilities of the changes in de valuating provisions	0	0
Others	(20,596)	(32,510)

	(161,652)	(2,499,740)

NOTE 8 - FIXED ASSETS

a)	This caption includes:
	2003				2002
			Year depreciation				Year depreciation
	Assets value	Accumulated Depreciation	Explotation	Non-explotation	Assets value	Accumulated Depreciation	Explotation	Non-Explotation
Fixed assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Lands	44,400,409	0	0	0	42,284,880	0	(43,534)	0
Building and infrastructure	73,001,925	(17,250,138)	(718,768)	(79,554)	64,304,366	(15,152,397)	(1,015,968)	(33,442)

Machinery and equipment	334,526,591	(89,343,148)	(5,735,230)	(1,097,817)	294,999,692	(77,289,581)	(6,046,472)	(12,181)

Machinery and equipment	333,821,199	(88,996,494)	(5,713,023)	(1,093,484)	294,198,577	(76,905,737)	(6,034,800)	(2,804)
Transportation equipment	705,392	(346,654)	(22,207)	(4,333)	801,115	(383,844)	(11,672)	(9,377)
Chilean GAAP Adjustments	0	0	0	0	0	0	0	0

Other fixed assets:	115,233,284	(9,866,781)	(480,560)	(518,237)	144,121,014	(7,691,001)	(429,259)	(484,987)

Plantations	75,743,645	0	0	0	67,603,602	0	0	0
Furniture, fixture and other	7,367,797	(5,527,216)	(174,399)	(302,984)	7,383,774	(5,135,811)	(237,306)	(242,604)
Spare parts	8,025,795	(951,217)	(157,034)	0	7,008,068	(484,850)	0	0
Transit spare parts and equipment	35,267	(6,089)	(558)	0	0	0	0	0
Construction in progress	11,238,883	0	0	0	40,926,898	0	0	0
Transit fixed assets	0	0	0	0	722,803	0	0	0
Other fixed assets	12,821,897	(3,382,259)	(148,569)	(215,253)	20,475,869	(2,070,340)	(191,953)	(242,383)

Fixed assets in leasing	1,180,217	(762,025)	(55,367)	0	1,180,080	(649,471)	(55,493)	0
Computacional systems (software)	3,075,900	(1,955,994)	(73,599)	(215,253)	2,973,077	(1,309,210)	(130,107)	(205,789)
Other	8,565,780	(664,240)	(19,603)	0	16,322,712	(111,659)	(6,353)	(36,594)

Total	567,162,209	(116,460,067)	(6,934,558)	(1,695,608)	545,709,952	(100,132,979)	(7,535,233)	(530,610)

Total Fixed assets	442,071,976	(125,090,233)			437,511,130	(108,198,822)

b)
From a legal viewpoint, assets acquired under finance are not the property of the Company until the purchase option is exercised. The present assets in leasing corresponds to an electrical substation, contracted with Endesa S.A. in April 1995, for a total of 120 monthly payments of US$28,396, at an annual rate of 10.5%.

c)
In the Year 2001, The company has also accounted a provision to adjust the book value of one of its particle board lines, based on the estimate that future cash flows from the operation of those assets will not compensate for future depreciation charges. This provision is presented under the account “Other Non Operating Expenses”.

d)
The accountant value of the plantations includes the value determined in accordance with the technical appraisal.. This value is distributed among the accounts in plantations Fixed assets and Inventories as stand wood.

As indicated in the Note 2j) the subsidiary Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A. recognize the increased value of their plantations and forest. The accumulated increase value as of June 30, 2003 was ThCh$18,894,816 (ThCh$14,799,305 in 2002), that includes the forest plantation under the Forestry reserve presented in the Net worth and has been determined comparing the valuation describer in the Note 2j) to the book value after price level restatement.

As indicated in the Note 2j), the parent Company and its subsidiary Forestal Argentina recognized as increased value of the fix assets the financial costs related to the plantation financing a total of ThCh$220,813 (ThCh$70,499 in 2002).

e)
Dated February 5th 2003, Masisa S.A. provided its subsidiary Masisa Concepción Limitada of all the assets that constitutes the industrial facilities known as “Planta Mapal” and “Planta Chiguayante”, which generated a negative goodwill of ThCh$35,155,784, of which have been realized ThCh$179,449. For consolidation effects is presented net of the assets that originates it.

NOTE 9 – INVESTMENT IN RELATED COMPANIES

					Participation %		Shareholder’s Equity		Net income For the period		Net income Accrued		VPP
RUT	Investments in related companies	Country	Currency	Number of shares	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002	06/30/2003	06/30/2002

96,652,640-8	Inversiones Industriales S.A.	Chile	Pesos	1,000	50.0000000	50.0000000	0	0	0	0	0	0	0	0
96,626,060-2	Forestal Río Calle – Calle S.A.	Chile	Pesos	1	0.0012118	0.0012118	0	0	0	0	0	0	0	0
Foreign	Masnova S.A.	Mexico	Dollar	25,000	50.0000000	50.0000000	(67,845)	255,355	(93,816)	251,472	(46,908)	125,736	0	127,678
99,511,350-3	Inversiones Calle Calle S.A.	Chile	Pesos	100,000	50.0000000	0.0000000	201	0	0	0	0	0	101	0
99,505,640-2	Forestal Calle Calle S.A.	Chile	Pesos	100,000	50.0000000	0.0000000	201	0	0	0	0	0	101	0

Total													202	127,678

a)	Subsidiaries with negative equity

The proportional patrimonial value method has been discontinued in the following subsidiaries for presenting negative shareholder’s equity. At the same time provisions has been constituted when corresponds, to recognize the share participation.

–	MasNova de México S.A. de C.V.

The related company MasNova de México S.A. de C.V. presents negative shareholder’s equity in 2003, thereby a provision has been constituted for M$33,922. This investment is presented in Long Term Provisions.

–	Inversiones Industriales S.A.

Inversiones Industriales S.A. and Forestal Río Calle Calle S.A., as of the closure of the present period, had a negative Net Worth, hence the company has discontinuated the application of the VPP method, recognizing losses up to cover the total investment

b)	Changes and Events

Year 2002

–	Inversiones Calle Calle S.A.

As of December 9, 2002, was established Inversiones Calle Calle S.A. with a common sock of ThCh$200,000, divided in 200,000 shares without nominal value. Their shareholders are Masisa S.A. with a 50.00% of the common stock and Inversiones Industriales S.A. with the remainder 50%.

–	Forestal Calle Calle S.A.

As of November 6, 2002, was established Forestal Calle Calle S.A. with a common sock of ThCh$200,000, divided in 2 shares without nominal value. Their shareholders are Inversiones Coronel Limitada with a 50.00% of the common stock and Jaime Vial Vial with the remainder 50%.

–	Portuaria Corral S.A.

As of March 14, 2002 the Company, thought its subsidiary Masisa Inversiones Limitada, sold its stock in Portuaria Corral S.A., for an amount of ThCh$ 57.

NOTE 10 - GOODWILL AND NEGATIVE GOODWILL

a)	Goodwill

			06/30/2003		06/30/2002

RUT	Company	Term	First three months 2003 Amortization ThCh$	Total Goodwill ThCh$	First three months 2002 Amortization ThCh$	Total Goodwill ThCh$

87,658,900-1	Maderas y Paneles S.A.	10 year	88,178	22,044	88,168	198,377
96,623,490-3	Masisa Cabrero S.A.	20 year	25,173	868,487	23,827	917,385

			113,351	890,531	111,995	1,115,762

Represents the higher value paid in the investments of Maderas y Paneles S.A. , former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, that generated a lower investment value for the Company, that as of June 30, 2003 has a value of ThCh$22,044. This value will be amortized in a period of 10 years, given the returns of current administration of the plant.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., generated a lower investment value for the Company, that as of June 30, 2003 has a value of ThCh$868,487. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

b)	Negative Goodwill

			06/30/2003		06/30/2002

RUT	Company	Term	First three months 2003 Amortization ThCh$	Total Negative Goodwill ThCh$	First three months 2002 Amortization ThCh$	Total Negative Goodwill ThCh$

81,507,700-8	Forestal Tornagaleones S.A.	10 year	36,389	1,382,764	281,170	602,405

			36,389	1,382,764	281,170	602,405

Indicate the lower paid value at the capital’s raise of Forestal Tornagaleones S.A. in june 27, 2002, which at June 30th is of ThCh$1,382,764. This value will be amortized in a period of 20 years. As a result of the loses generated by Forestal Tornagaleones S.A. during 2002, the accumulated amortization has been matched to the accumulated loses of the amortization period, by the respective current norms.

NOTE 11 - OTHER LONG/TERM ASSETS

The principal components are set forth below:

		2003	2002
Other long-term assets	Term	ThCh$	ThCh$

Time deposit Rabobank Curucao S.A.	Year 2004	0	20,295,755
Assets Bienes destined for sale (inactive)		195,563	999,607
Recoverable long term taxes and commissions		2,317,837	533,374
Advance payment to suppliers		415,298	0
Others		229,526	0

Total		3,158,224	21,828,736

(1)
In 1997, management decided to close down its plywood line operations. Consequently, as mentioned in the Note 2j) the Company recorded these assets at fair value less costs to sell based on an independent appraisal.

(2)	The long term deposits had accrued interests which are presented as other current assets, their maturity is semestral.

NOTE 12 - BANK AND FINANCIAL INSTITUTIONS SHORT-TERM

		US Dollar		Other foreign		U.F.		ThCh$ no adjustment		Total

		2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
RUT	Bank or financial institution	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

	Short Term
97,004,000-5	Banco de Chile	7,718,739	6,272,316	0	0	1,949,006	0	0	0	9,667,745	6,272,316
97,006,000-6	Banco de Crédito e Inversiones	4,234,309	2,892,224	0	0	498,300	0	0	0	4,732,609	2,892,224
97,041,000-7	BankBoston, N.A.	2,824,150	7,221,105	0	0	0	0	0	0	2,824,150	7,221,105
97,919,000-K	ABN Amro Bank	3,516,574	0	0	0	2,266,853	169,414	0	0	5,783,427	169,414
97,042,000-2	HSBC Bank Chile	2,542,399	0	0	0	0	0	0	0	2,542,399	0
97,080,000-K	Banco Bice	2,824,985	0	0	0	0	0	0	0	2,824,985	0
97,030,000-7	Bancoestado	2,104,122	0	0	0	0	0	0	0	2,104,122	0
97,023,000-9	Corpbanca	3,508,106	0	0	0	0	0	0	0	3,508,106	0
Foreign	Rabobank Curacao N.V.	3,513,517	0	0	0	0	0	0	0	3,513,517	0
Foreign	Banco de Chile New York Branch	0	8,562,336	0	0	0	0	0	0	0	8,562,336
Foreign	BankBoston N.A.	5,283,649	5,406,951	0	0	0	0	0	0	5,283,649	5,406,951
Foreign	ABN Amro Bank	0	0	1,447,168	118,293	0	0	0	0	1,447,168	118,293
Foreign	Banco de la Nación Argentina	0	0	0	123,465	0	0	0	0	0	123,465
Foreign	Banco Alfa S.A.	0	0	382,180	0	0	0	0	0	382,180	0
	Total	38,070,550	30,354,932	1,829,348	241,758	4,714,159	169,414	0	0	44,614,057	30,766,104
	Principal owed	37,821,940	30,087,567	1,829,348	241,758	4,714,159	0	0	0	44,365,447	30,329,325
	Rate	2.62%	3.45%	5.76%	5.76%	0	0	0	0	0	0
	Long Term portion short term
96,658,480-7	Raboinvestment Chile S.A.	762,098	82,613	0	0	0	0	0	0	762,098	82,613
97,006,000-6	Banco de Crédito e Inversiones	0	0	0	0	1,560,252	1,590,064	0	0	1,560,252	1,590,064
Foreign	Banco de Boston N.A.	212,669	217,005	0	0	0	0	0	0	212,669	217,005
Foreign	Security Bank	346,469	21,253	0	0	0	0	0	0	346,469	21,253
Foreign	Dresdner Bank Lateiamerica	76,514	91,779	0	0	0	0	0	0	76,514	91,779
Foreign	Citibank N.A.	11,855,522	307,692	0	0	0	0	0	0	11,855,522	307,692
Foreign	Comerica Bank	1,552,951	75,344	0	0	0	0	0	0	1,552,951	75,344
Foreign	Banco de Chile New York Branch	59,687	0	0	0	0	0	0	0	59,687	0
Foreign	The Bank of Nova Scotia	201,443	0	0	0	0	0	0	0	201,443	0
Foreign	Banco Rabobank Ireland PLC	21,966,034	1,447,100	0	0	0	0	0	0	21,966,034	1,447,100
Foreign	BankBoston.	0	0	63,367	58,083	0	0	0	0	63,367	58,083
	Total	37,033,387	2,242,786	63,367	58,083	1,560,252	1,590,064	0	0	38,657,006	3,890,933
	Principal owed	34,033,927	0	0	0	1,445,374	1,442,644	0	0	35,479,301	1,442,644
	Rate	2.89%	3.51%	0	0	6.70%	6.70%	0	0	0	0

2003
%

Total amount of liabilities in foreign currency:	95.20
Total amount of liabilities in local currency:	4.80

NOTE 13 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

							Date close actual period		Date close pass period

							Total Long		Total Long
							Term to close		Term to close
			More 1 year	More 2 year	More 3 year	More 5 year	The financial		The financial
		Currency	up to 2 year	up to 3 year	Up to 5 year	Up to 10 year	Statements		Statements
RUT	Bank or financial institution		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	Rate	ThCh$

	Short Term
96,658,480-7	Raboinvestment Chile S.A.	Dollar	1,398,240	2,621,700	5,418,180	0	9,438,120	Libor+1.875%	10,681,976
97,006,000-6	Banco de Credito e Inversiones	U.F.	1,445,374	1,445,374	722,688	0	3,613,436	6.70%	5,049,254
Foreign	Security Bank	Dollar	652,512	652,512	326,256	0	1,631,280	Libor+1.500%	1,993,969
Foreign	Dresdner Bank Lanteiamerica	Dollar	1,398,240	1,398,240	1,398,240	0	4,194,720	Libor+1.900%	4,272,791
Foreign	Comerica Bank	Dollar	2,996,428	2,996,428	2,995,729	0	8,988,585	Libor+1.350%	10,681,976
Foreign	Citibank N.A.	Dollar	11,585,417	11,585,417	5,792,709	0	28,963,543	Libor+1.000%	41,303,642
Foreign	Banco Rabobank Ireland PLC	Dollar	0	0	0	0	0	8.00%	20,295,755
Foreign	Banco de Chile New York Branch	Dollar	3,006,216	3,006,216	4,474,368	0	10,486,800	Libor+1.250%	0
Foreign	The Bank of Nova Scotia	Dollar	5,243,400	5,243,400	6,991,200	0	17,478,000	Libor+1.150%	0
Foreign	Bank Boston	Other Currency	46,085	0	0	0	46,085	0	43,517

	Total		27,771,912	28,949,287	28,119,370	0	84,840,569		94,322,880

2003
%

Total amount of liabilities in foreign currency:	98.24
Total amount of liabilities in local currency:	1.76

Los préstamos otorgados por Masisa Overseas Ltd. y Masisa Inversiones Limitada a la filial Masisa do Brasil Limitada a través de BankBoston, ascendentes a la suma total de US$110,023,218.88, que constan en “Promissory Notes” emitidos por BankBoston N.A. Nassau Branch de que son titulares Masisa Overseas Ltd. y Masisa Inversiones Limitada y en “Repasses de Empréstimo Externo - Contratos de Empréstimo” firmados por Masisa do Brasil Limitada a favor de BankBoston Banco Multiplo S.A. y BankBoston N.A., se presentan rebajando las correspondientes deudas por igual monto que la filial Masisa do Brasil Limitada mantiene con BankBoston Multiplo S.A. y BankBoston N.A., en consideración a que los documentos en los que constan estas operaciones permiten saldarlas con el sólo aviso dado al banco con la anticipación establecida en los respectivos documentos, y ha que la sociedad ha decidido saldarlas debido a que el costo de dichas transacciones, frente al de opciones distintas de financiamiento, no justifica mantenerlas.

Adicionalmente, y como consecuencia de lo anterior, los intereses generados por los “Promissory Notes” y por los “Repasses de Empréstimo Externo – Contratos de Empréstimo” se presentan “netos” en el estado de resultados.

The loans granted by Masisa Overseas Ltd and Masisa Inversiones Limitada to the subsidiary Masisa do Brasil Limitada through BankBoston, that rise to the amount of US$110,023,218.88, as shown in “Promissory Notes” issued by BankBoston N.A. Nassau Branch of which are holders Masisa Overseas Ltd. and Masisa Inversiones Limitada and in “Repasses de Empréstimo Externo - Contratos de Empréstimo” signed by Masisa do Brasil Limitada of wich are beneficiaries BankBoston Banco Múltiplo S.A. and BankBoston N.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with BankBoston Multiplo S.A. and BankBoston N.A., in consideration that the documents in which this operations are established allowed to sell out them with the only advise to the bank with the anticipation established in the respective documents, and as the Company have decided to sell out them due to the cost of such transactions, whne compared to other financing options, is not justified to maintain them.

NOTE 14 - SHORT TERM AND LONG TERM BONDS

Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., and acquired by some of the main Insurance Companies of the United States of America.

Maturities:

Bonds A series: in the previous year corresponds to the ones that became due and liquidated dated 15-05-2003.

Bonds B series: matures in 5 yearly installments of US$9 Million, starting on May 15, 2004 and finishing May 15, 2008, and interest are paid every six months in May and November of each year.

Identification Number	Serie	Nominal amount outstanding	Currency	Interest	Last maturity	Periodicity		Value		Place of the transaction

						Interest Payment	Capital Payment	03/31/2003	03/31/2002	Chile or Foreign

Short term Portion of Long Term Bond
Private Placement	A	0	Dollar	7.82%		6 Months	2003	0	17,981,189	Foreign
Private Placement	B	6,292,080	Dollar	8.06%		6 Months	2004	6,623,131	330,036	Foreign
Total Short Term Portion								6,623,131	18,311,225
Long Term Bond
Private Placement	B	25,168,320	Dollar	8.06%	0	6 Months	2005	25,168,320	32,045,929	Foreign
Total Long Term Portion								25,168,320	32,045,929

NOTE 15 - PROVISIONS AND WRITE-OFFS

a)	Allowance for trade accounts receivable, notes receivable, sundry debtors and inventories.

The balance of these allowances amounts to ThCh$2,198,293 in 2003 (ThCh$1,932,608 in 2002), which have been deducted from the respective captions.

b)	Outstanding provisions at the end of each period:

	2003 ThCh$	2002 ThCh$

Current liabilities
Provision for vacation	821,378	734,495
Participation	5,992	322,479
Auditing provision	34,193	12,116
Gratification	86,433	0
Social contribution	191,030	0
Plan Stoppage Provision	300,710	348,081
Provision commission, insurance, freight	923,134	887,508
Customs house exports transportation expenses	250,688	0
Chipping production costs provision	40,379	0
Other provisions	232,649	0

Total	2,886,586	2,304,679

Long – Term liabilities
Equity investment (negative equity) in Masnova de México S.A. de C.V.	33,922	0

Total	33,922	0

NOTE 16 - MINORITARY INTEREST

The main components of this item are as follows:

	Included in the liabilities		Included in the net income for the period

	2003	2002	2003	2002

Forestal Tornagaleones S.A.	24,384,642	23,608,748	(325,900)	701,367
Forestal Argentina S.A.	19,292,049	18,486,785	(213,160)	1,017,000
Maderas y Sintéticos del Perú S.A.C.	60	(456)	(268)	47

Total	43,676,751	42,095,077	(539,328)	1,718,414

NOTE 17 - SHAREHOLDERS’ EQUITY

a)	The movement on capital and reserve accounts during 2003 and 2002 were as follows:

	2003
	Paid-in capital	Reserve de Revalorization de capital	Other Reserves	Reserve for future dividends	Accumulated profit	Accumulated deficit during development period	Current Earning
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balance as of December 31	170,326,091	0	34,487,127	84,189,903	13,342,806	0	10,476,879
Allocation of income	0	0	0	10,476,879	0	0	(10,476,879)
Definitive dividend of the previous exercise	0	0	0	(3,133,706)	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation adjustments	0	0	(5,546,346)	0	0	0	0
Forestry reserves Increase	0	0	1,397,996	0	0	0	0
Price-level restatement of equity	0	1,873,587	379,358	1,053,870	146,770	0	0
Net income for the period	0	0	0	0	0	0	689,859
Balance	170,326,091	1,873,587	30,718,135	92,586,946	13,489,576	0	689,859

	0	0	0	0	0	0	0

	2002
	Paid-in capital	Reserve de Revalorization de capital	Other Reserves	Reserve for future dividends	Accumulated profit	Accumulated deficit during development period	Current Earning
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balance as of December 31	165,365,137	0	22,338,563	67,346,959	12,954,180	0	20,541,208
Allocation of income	0	0	0	20,541,208	0	0	(20,541,208)
Definitive dividend of the previous exercise	0	0	0	(6,162,362)	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation adjustments	0	0	5,578,119	0	0	0	0
Price-level restatement of equity	0	992,191	134,031	496,516	77,725	0	0
Net income for the period	0	0	0	0	0	0	6,729,407
Balance	165,365,137	992,191	28,050,713	82,222,321	13,031,905	0	6,729,407

Restated balance	171,152,917	1,026,918	29,032,488	85,100,102	13,488,022	0	6,964,936

b)	Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Numbers shares with voting rights

Unique	928,514,743	928,514,743	928,514,743

c)	Capital (amount ThCh$)

Series	Subscribed Capital	Paid Capital

Unique	172,199,678	172,199,678

d)	Other Reserves

1) Forest Reserves

Forestry reserves accounts corresponding to Masisa S.A. ownership of Forestal Tornagaleones S.A. and Forestal Argentina S.A., are classified under “other Reserves” due to the recognition of the grown in forestry resources. The balance as of June 30, 2003 was ThCh$12,879,507 (ThCh$7,959,372 2002), and the account “reserve for foreign currency translation adjustment” detailed as follows:

2) Reserve for foreign currency translation adjustments

Corresponds to the net difference between the Consumer’s Price Index and the United States dollar at the end of each period of the investments in foreign countries and of the liabilities associated to such investments, according to the Technical Bulletin Nº64, The following table depicts such adjustment according to the foreign subsidiary that originated it:

Balances are made of:

	Balance as of	Exchange difference originated in the period		Balance as of
	31/12/2002	Investment	Liabilities	06/30/2003
	ThCh$	ThCh$	ThCh$	ThCh$

Masisa Argentina S.A.	18,938,956	(4,823,413)	851,307	14,966,850
Forestal Argentina S.A.	2,248,167	(455,163)	124,199	1,917,203
Masisa do Brasil Limitada.	1,991,368	(4,032,757)	3,531,846	1,490,457
Masisa Mexico S.A. de C.V.	137,585	(1,160,110)	417,769	(604,756)
Masisa Servicios Mexico S.A. de C.V.	2	(24)	0	(22)
Masisa Cabrero S.A.	68,896	0	0	68,896

	23,384,974	(10,471,467)	4,925,121	17,838,628

In June 2002, are as follows:

	Balance as of	Exchange difference originated in the period		Balance as of
	31/12/2001	Investment	Liabilities	06/30/2002
	ThCh$	ThCh$	ThCh$	ThCh$

Masisa Argentina S.A.	13,522,952	5,334,032	(1,069,749)	17,787,235
Forestal Argentina S.A.	1,707,924	483,213	(131,797)	2,059,340
Masisa do Brasil Limitada.	0	4,662,468	(3,504,819)	1,157,649
Masisa Mexico S.A.de C.V.	0	189,172	(189,170)	2
Masisa Servicios Mexico S.A.de C.V.	0	2	0	2
Masisa Cabrero S.A.	68,888	0	0	68,888

	15,299,764	10,668,887	(4,895,535)	21,073,116

e)	Dividend Policy

The annual dividend policy of Masisa S.A. corresponds to the distribution of not less than 30% and not more than a 50% of the Net Income of the period.

f)	Dividend Paid

Dividends paid, shown in the equity variation table, are detailed as follows:

Dividend	Date of payment	Dividend per Share	Historical Dividend

2001
Nº 32	May, 2003	3.37497	3,133,706

2000
Nº 31	May, 2002	6,63680	6,162,362

NOTE 18 - OTHERS NON OPERATING INCOME AND EXPENSES

a)	Other non operating income:

The main concepts and balances under this heading are as follows:

	2003	2002
	ThCh$	ThCh$

Revenues for sales of services	10,699	0
Indemnity	36,014	0
Leasing interests	2,830	0
Lease margin of industral facilities	179,222	0
Profits for shares sales	31,731	0
Reverse provision for non-operating receivables	0	2,068,052
Profits for sales of fixed assets, raw materials, spare parts and materials	114,706	407,068
Other	70,430	222,895

Total	445,632	2,698,015

b)	Other non-operating expenses:

The main concepts and balances under this heading are as follows:

	2003	2002
	ThCh$	ThCh$

Expenses for leasing assets	35,793	0
Temporary stoppage of industrial facility	98,143	0
Loss sales fixed assets	35,858	0
Depreciation of non-capitalized fixed assets	201,215	130,882
Donations	12,164	20,351
Other	100,187	78,118

Total	483,360	229,351

NOTE 19 - PRICE/LEVEL RESTATEMENT

The effect of the application of price-level restatements was as follows:

	Adjustment index	06/30/2003	06/30/2002

Assets (debit) / credit
Inventories	CPI	32,184	66,368
Fixed assets	CPI	1,669,080	874,267
Investments in related companies	CPI	1,466,944	723,191
Others non monetary assets	CPI	(88,480)	394,342
Charges and cost accounts	CPI	219,544	230,428

Total (debit) / credit		3,299,272	2,288,596

Liabilities (debit) / credit
Financial equity Individual	CPI	(3,453,586)	(1,760,748)
Financial liabilities	CPI	(118,223)	(956,616)
Liabilities non monetary	CPI	(46,190)	(51,175)
Profits account	CPI	(200,031)	(301,655)

Total (debit) / credit		(3,818,030)	(3,070,194)

(Loss) Profits price/level restatement account		(518,758)	(781,598)

NOTE 20 - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount
Account	Currency	06/30/2003	06/30/2002

Cash and others	Dollar	24,693	339,688
Cash and others	Other currency	(13)	0
Time deposits	Dollar	(930,590)	0
Accounts receivable	Dollar	(133,582)	0
Accounts receivable	Other currency	2,571	0
Accounts receivable from related companies	Dollar	328,371	1,362,719
Others long-term assets	Dollar	(6,255)	0
Others long-term assets	Other currency	(1,329)	0
Others assets	Dollar	59,557	(1,040,587)
Others assets	Other currency	10,416	0

Total (debit) / credit		(646,161)	661,820

Financial liabilities	Dollar	390,084	0
Financial liabilities	U.F.	(870,090)	(973,628)
Short term portion of long term liabilities	Dollar	28,760	0
Accounts payable	Dollar	23,546	42,765
Accounts payable	Other currency	(136,795)	(48,030)
Other short term liabilities	Dollar	608,793	(10,409)
Other short term liabilities	Other currency	(2,076)	(393,234)
Exchange rate forward	Dollar	(479,105)	(406,600)
Other long term liabilities	Dollar	169,806	0
Exchange differences in Masisa Argentina S.A.	Argentine pesos	419,634	(2,926,307)
Exchange differences in Forestal Argentina S.A.	Argentine pesos	246,315	0
Exchange differences in Masisa do Brasil Limitada	Real	8,425	(1,221,847)
Exchange differences in Masisa Mexico	Mexican pesos	(235,991)	0

Total (debit) / credit		171,306	(5,937,290)

Total		(474,855)	(5,275,470)

The exchange difference corresponding to the foreign subsidiaries included under this note is presented in one single line, as Exchange Differences, as set forth the Technical Bulletin Nº64 of the Chilean Institute of accountants, and is informed in the Currency column indicating the origin country’s currency.

NOTE 21 - DERIVATIVES (HEDGES AND SWAPS)

				Description of the contract					Affected Account

Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount	Protected Value	Name	amount	Paid in	Not paid in

S	CCPE	12,584,160	4 Quarter 2006	Interest Rate	B	Long Term Debt	12,705,947	12,615,075	Short term portion financial debt	90,872	90,872	0
FR	CCPE	6,991,200	3 Quarter 2003	Exchange Rate	B	Working Capital	6,991,200	6,414,194	Others current liabilities	577,006	577,006	0

NOTE 22 - CONTINGENCIES AND COVENANTS - GUARANTEES

The Contingencies and Covenants assumed by the Company as of the end of the periods are detailed as follows:

–	Forestal Tornagaleones S.A.

a)	Guarantees

As of June 30, 2003 and 2002 the Company has not give any document as guaranty

b)	Direct Guarantees

On October 15, 1999 the subsidiary subscribed a loan with Rabobank Investments Chile S.A., which was guaranteed with land and plantations. The book value of those plantations as of June 30, 2003 is ThCh$9,844,669 (ThCh$9,977,325 in 2002) and the value of the land was ThCh$2,894,432 (ThCh$3,795,967 in 2002). In addition, the agreement includes other clauses normally used in this kind of transactions.

c)	Indirect Guarantees

During 2001 the subsidiary became a joint and several debtor in favor of the Dresdner Bank and Security Bank issued to the subsidiary Forestal Argentina S.A. by the bank. The loan was used to finance new plantations, purchase of land and rescheduling of its financial debt. Additionally the loan agreement establishes for the guarantor some normal obligations for this kind of operations such as:

•	To maintain a shareholders’ equity of no less than US$80,000,000, obligation subject to an exemption by means of an authorization of the bank.

•	To maintain a leverage lower or equal to 0.4 times.

•	To maintain a ratio of shareholders’ equity and long term deposits, to fixed assets; equal or higher than 1; and

•	To maintain a ratio of EBITDA to financial expenses higher or equal to 1.5 times.

All the above mentioned obligations are fulfilled at the time this finantial statements were presented. For other side, is necessary to mention that, actually, the subsidiary Forestal Argentina S.A. is in process of restructuration of the debt that mintains with the Dresdner Bank, which, among others requirements settled by the respective bank, have meant the replacement of the guarantee granted by Forestal Tornagaleones S.A. for one of Masisa S.A.

d)	Trials

As of June 30 2003, the company have an award of damages trial against it. The plaintiff claims for ThCh$404,000 because of damages in lands of his property made by, in opinion of the plaintiff, Forestal Tornagaleones S.A. The company counts with all the background and studies to take down the suit so the lawyers estimates that the possibilities for the plaintiff to succeed are minimal.

–	Masisa Overseas Ltd.

The Company and its subsidiary Masisa Argentina S.A. and Maderas y Sintéticos de México S.A. de C.V., had granted loans subscribed by the subsidiary Masisa Overseas Ltd. This loans establishes the fulfillment of some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

•	Maintenance of Properties needed for the normal course of business.

•
The forbiddance to giving some guarantees over their assets, with the exeption of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

•	The fulfillment of the “Covenants” established in other loans agreements of the Company and/or its subsidiaries - “Cross default”.

•
The forbiddance to sell, rent, transfer or other kind of alienation of the company’s assets with the exeption of the ones the company commercialize in their ordinary course of business and those assets sells at markets values.

•	The forbiddance to make some speculative transactions over commodities and/or forwards, and, other “Covenants” individualized afterwards.

The obligations relative to financial indexes must be calculated over a consolidated financial statement basis

Promissory Notes from Private Placement

In connection with loans obtained in a private placement in the United States during 1997, the Company and its subsidiaries, Masisa Overseas Ltd, are contractually committed to maintain certain covenants, which are summarized as follows:

•	Compliance with all laws

•	Maintenance of insurance on properties and businesses

•	Maintenance of properties in good repair, working order and condition

•	Compliance with financial indexes

•	Leverage Ratio not higher than 1

•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to the sum of ThCh$169,120,867.

•	Financial expenses index not lower than 1.5 (result before financial expenses and taxes over financial expenses)

•	Maintenance of the 100.00% of the ownership in the shareholders’ equity of Masisa Overseas Limited and 66.6% of Masisa Argentina S.A.

•	Forbiddance to some transactions with related parties

•
Make extensible to the owners of the bonds the new real guarantees that Masisa S.A. and/or their subsidiaries establishes in favor of third parties to guarantee new debts or the ones existing at the day of the contract, with different exceptions, including the ones that have to be make for the normal flow of the business, the ones that have to be make to guarantee the prices account balance of new acquisitions; the ones that are related to letter of Credit, between others.

1.	Citibank N.A.

The loan entered by the Company with Citibank N. A. for MMUS$58, establishes for the parent and /or their subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

•	Maintenance of Properties needed for the normal course of business.

•	To do transactions with the subsidiaries at market conditions.

•
The forbiddance to giving some guarantees over their assets, with the exeption of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

•
The forbiddance to sell, rent, transfer or other kind of alienation of the company’s assets with the exeption of the ones the company commercialize in their ordinary course of business and those assets sells at markets values.

•	The forbiddance to make some speculative transactions over commodities and/or forwards.

•	Not to introduce changes in the accounting principles with the exeption of those that derives from GAAP.

•
The forbiddance to merge the Company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of its assets, properties or business, except in the conditions settled in the agreement.

•	To limit its indebtness.

•	Maintenance of a debt service ratio over the limits established in the agreement.

•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.

•	The Company must maintain an Interest Coverage ratio not lower than 3.

•	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed to 0.7.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

–	Comerica Bank

The loan entered by the Company with Comerica Bank for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

•	The Company must maintain e insurance over their principal assets following the industry standards.

•	The Company must maintain updated accounting books for the parent and its branches companies.

•	The Company must follows the current laws and regulations.

•	The Company must accomplish and pay all the obligations derivate of loan agreements.

•	Maintenance of the normal continuousness of the Company.

•
The forbiddance to some guarantees over their assets, with the exeption of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

•	To do transactions with the branch subsidiaries at market conditions.

•
The forbiddance to merge the company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of it assets, properties or business, except in the conditions settled in the agreement.

•	To limit the indebtness and lending grants in accordance to the conditions settled in the contract.

•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.

•	The Company must maintain a hedge over financial expenses not lower than 3.

•	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

–	Banco de Chile

The loan entered by the Company with The Banco de Chile for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

•	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

•	The Company must maintain a hedge over financial expenses not lower than 3.

•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.

•	The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiries, except in the conditions settled in the agreement.

•	The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

–	The Bank of Nova Scotia

The loan entered by the Company with The Bank of Nova Scotia for MMUS$25, in which Scotiabank Sud Americano acted as agent, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

•	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

•	The Company must maintain a hedge over financial expenses not lower than 3.

•	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.

•	The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiries, except in the conditions settled in the agreement.

•	The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

•	The forbiddance to grant loans to its shareholders for operations out of the normal course of the business.

All the aforementioned Covenants and restrictions were fulfilled at the time this financial statements were presented.

The loan agreements of Masisa Overseas Ltd. before individualized establishes acceleration debt terms in case of uncompliment of any of this obligations.

–	Inversiones Coronel Limitada

Dated may 30th 2002, was received from the Servicio de Impuestos Internos (Taxes Government Office) a liquidation of THCH$406,545 due to supposed differences in the determination of the income taxes. The Company have not made provisions accounts for this concept due to that, in aggregate the advisers considers that the claim presented by the company contains the necessary elements to leave without effect that liquidation.

–	Forestal Argentina S.A.

The loans entered by the Company with The Dredner Bank Lateiamerica A.G. and Security Bank, some obligations that are normal in this kind of agreement, such as the ones as follows:

•	The ratio between EBITDA and financial expenses must be higher or equal to 1.8 times.

•	Maintenance of a Leverage Ratio, as defined in the respective contracts, lower or equal to 0.5, and,

•	Maintenance of a shareholder’s equity not lower than US$50,000,000.

In case of a default in any obligation, any of the banks could demand the immediate payment of the debt, as if were of past due date and currently exigible, all of this, notwithstanding the others Banks rights.

Dated august 27 2002, the Dresdner Bank L.A. liberated tha Company, until december 31 2002, of the obligation to fulfill with the finantial “Covenants” establishes in the loan agreement for US$6,000,000 that the Company maintains with this institution, in consideration that this were under the minimum established limits. Dated January 28, 2003, the Bank extended up to April 30, 2003 the liberation od fulfillment with the obligation to keep a minimum shareholder’s equity, which, at this time, has not been renewal. Dated May 12, 2003, the Bank informed by a letter to Forestal Argentina S.A. that is in process of analisis of the audited balances as of December 31 and until those analisis have not finishes and with the restructuration of the minimum shareholders equity “Covenants”, the Bank will not declare a default event for unfulfillment of those “Covenants”. As of June 30, 2003, the total capital debt is exposed in the non ordinary liability in the internal statements and amounts to MCH$4,194,720.

The following table resumes the contingencies and covenants and guarantees assumed by the company

	Debtor			Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees

Institution	Name	Relation	Guaranty Type	Type	Account value	06/30/2003	06/30/2002	06/30/2004	Assets	06/30/2005	Assets	06/30/2006	Assets

Raboinvestments Chile S.A.	Forestal Tornagaleones S.A.	Subsidiary	Suretyship	Net Worth	10,200,218	10,200,218	10,764,589	762,098	0	1,398,240	0	2,621,700	0
Security Bank	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	1,977,749	1,977,749	2,015,222	346,469	0	652,512	0	652,512	0
Dresdner Bank Lanteiamerica	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	4,271,234	4,271,234	4,364,570	76,514	0	1,398,240	0	1,398,240	0
Banco de Chile New York Branch	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	11,942,442	11,942,442	8,562,336	1,455,642	0	3,006,216	0	3,006,216	0
Comerica Bank	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	10,541,536	10,541,536	10,757,320	1,552,951	0	2,996,428	0	2,996,428	0
Citibank N.A.	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	40,819,065	40,819,065	41,611,334	11,855,522	0	11,585,417	0	11,585,417	0
The Bank of Nova Scotia	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	17,679,443	17,679,443	0	201,443	0	5,243,400	0	5,243,400	0
Private Placement	Masisa Overseas Ltd.	Subsidiary	Suretyship	Net Worth	31,791,451	31,791,451	50,357,154	6,623,131	0	6,292,080	0	6,292,080	0
BankBoston N.A.	Masisa do Brasil Ltda.	Subsidiary	Suretyship	Net Worth	0	0	79,472,928	0	0	0	0	0	0
BankBoston Banco Multiplo S/A.	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	79,061,076	79,061,076	5,697,054	2,141,643	0	61,033,176	0	15,886,257	0
ABN Amro Bank	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	1,447,168	1,447,168	118,293	1,447,168	0	0	0	0	0
Banco Alfa S.A.	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	382,180	382,180	0	382,180	0	0	0	0	0
Rabobank Ireland PLC	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	21,966,034	21,966,034	21,742,855	21,966,034	0	0	0	0	0
BankBoston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	5,347,016	5,347,016	5,465,034	5,347,016	0	0	0	0	0
Banco de Boston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	46,085	46,085	43,517	0	0	46,085	0	0	0
Banco de la Nación Argentina	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	0	0	123,465	0	0	0	0	0	0
Rabobank Curacao N.V.	Forestal Tornagaleones S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	1,833	1,833	0	1,833	0	0	0	0	0

NOTE 23 - LIENS OBTAINED FROM THIRD PARTIES

Masisa S.A.

The Company has received guarantees, such as pledges, mortgages, endorsements of loan insurance policies, special mandates, surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThCh$4,003,638 (ThCh$4,141,515 in 2002).

Forestal Tornagaleones S.A.

Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThCh$200,261 at June 30th 2003 (ThCh183,983 in 2002).

NOTE 24 - NATIONAL AND FOREIGN CURRENCY

a)	Assets

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	0330/2003	06/30/2002

Cash	ThCh$ not adjustable	6,869,181	697,104
Cash	US$	957,415	1,057,720
Cash	ThAr$	690,619	294,531
Cash	Re	592,252	147,940
Cash	Mexican pesos	109,438	0
Cash	Sol	700	0
Time deposit	US$	3,281,284	433,256
Time deposit	Re	0	284,115
Account receivable	ThCh$ not adjustable	10,770,310	11,357,895
Account receivable	US$	9,848,021	5,920,597
Account receivable	ThAr$	1,016,848	1,906,387
Account receivable	Sol	11,822	1,893
Account receivable	Re	7,704,245	6,685,286
Account receivable	Mexican pesos	5,572,664	1,904,175
Notes receivable	ThCh$ not adjustable	1,420,475	2,613,484
Notes receivable	US$	2,487,977	0
Notes receivable	ThAr$	766,030	422,107
Notes receivable	Sol	0	2,302,661
Sundry debtors	ThCh$ not adjustable	1,104,505	957,152
Sundry debtors	US$	697,523	229,254
Sundry debtors	ThAr$	459,583	632,707
Sundry debtors	Sol	125,498	5,465
Sundry debtors	Re	703,024	2,026,971
Sundry debtors	Mexican pesos	60,499	53,661
Notes and accounts receivable from related companies	ThCh$ not adjustable	0	373,363
Notes and accounts receivable from related companies	US$	2,669,087	4,944,362
Inventories	Adjustable ThCh$	19,682,378	19,731,865
Inventories	US$	31,197,465	17,210,360
Inventories	ThAr$	769,190	502,998
Recoverable taxes	Adjustable ThCh$	1,931,808	385,208
Recoverable taxes	US$	457,868	0
Recoverable taxes	ThAr$	3,608,478	2,087,525
Recoverable taxes	Sol	93,072	189,033
Recoverable taxes	Re	656,605	317,552
Recoverable taxes	Mexican pesos	1,415,057	1,739,688
Prepaid expenses	ThCh$ not adjustable	1,036,820	520,217
Prepaid expenses	US$	223,247	268,772
Prepaid expenses	Re	421,019	314,316
Prepaid expenses	ThAr$	177,693	271,652
Prepaid expenses	Sol	4,160	1,415
Prepaid expenses	Mexican pesos	67,517	24,511
Deferred taxes	ThCh$ not adjustable	948,103	429,835
Others currents assets	US$	21,958,341	1,245,991
Others currents assets	U.F.	0	455,467
Fixed assets	Adjustable ThCh$	146,994,478	144,070,555
Fixed assets	US$	295,077,498	293,440,575
Investments in related companies	Adjustable ThCh$	202	0
Investments in related companies	US$	0	127,678
Investments in other companies	Adjustable ThCh$	6,053	6,052
Goodwill	Adjustable ThCh$	890,531	1,115,762
Higher investment value	Adjustable ThCh$	(1,382,764)	(602,405)
Long term receivables	US$	209,734	295,854
Long term receivables	ThCh$ not adjustable	411,772	336,021
Long term receivables	ThAr$	0	181,781
Long term receivables	Re	362,250	372,572

		Amount
Account	Currency	0330/2003	06/30/2002

Notes and accounts receivables from related companies	US$	2,174,373	2,368,540
Others	ThCh$ not adjustable	313,438	873,345
Others	ThAr$	2,425,609	659,636
Others	US$	0	20,295,755
Others	Mexican pesos	419,177	0
Total Assets
	ThCh$ not adjustable	22,874,604	18,158,416
	US$	371,239,833	347,838,714
	ThAr$	9,914,050	6,959,324
	Re	10,439,395	10,148,752
	Mexican pesos	7,644,352	3,722,035
	Sol	235.252	2.500.467
	U.F.	0	455,467
	Adjustable ThCh$	168,122,686	164,707,037

b)	Currents Liabilities

The breakdown of all foreign currency accounts is as follows:

		Until 90 days				90 days to 1 year

		06/30/2003		06/30/2002		06/30/2003		06/30/2002
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate

Due to banks and financial institutions short/term	U.F.	4,714,160	6.36%	0	0	0	0	0	0
Due to banks and financial institutions short/term	US$	6,330,205	2.22%	18,040,280	2.92%	31,740,344	2.4%	12,484,065	2.47%
Due to banks and financial institutions short/term	ThAr$	0	0	61,733	42.75%	0	0	61,733	42.75%
Due to banks and financial institutions short/term	Re	1,829,348	0	118,293	18.96%	0	0	0	0
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	837,565	6.7%	868,743	6.7%	722,687	6.70%	721,322	6.70%
Short/term portion of long/term liabilities to banks and financial institutions	US$	372,374	3.26%	1,494,572	8.00%	36,661,013	5.86%	748,214	8.00%
Short/term portion of long/term liabilities to banks and financial institutions	ThAr$	17,282	0	13,055	0	46,085	0	45,027	0
Short term portion of long term Bond	US$	0	0	0	0	6,623,131	8.06%	18,311,225	7.82%
Long/term liabilities due within one year	US$	49,893	10.50%	988,801	11.18%	176,516	10.50%	285,089	10.78%
Dividends payable	ThCh$ not adjustable	97,943	0	191,493	0	0	0	0	0
Accounts payable	ThCh$ not adjustable	4,628,736	0	3,592,091	0	452,051	0	0	0
Accounts payable	US$	5,041,186	0	1,701,389	0	0	0	0	0
Accounts payable	ThAr$	2,037,700	0	727,133	0	136,454	0	0	0
Accounts payable	Re	1,917,628	0	1,960,754	0	0	0	0	0
Accounts payable	Euro	986,378	0	1,341,018	0	0	0	0	0
Accounts payable	Swedish Crone	24,577	0	133,099	0	0	0	0	0
Accounts payable	Mexican pesos	1,114,255	0	845,127	0	0	0	0	0
Accounts payable	GBP	181	0	0	0	0	0	0	0
Accounts payable	CHF	2,751	0	0	0	0	0	0	0
Accounts payable	Sol	0	0	21,800	0	0	0	0	0
Sundry debtors	ThCh$ not adjustable	0	0	0	0	4,961	0	0	0
Sundry debtors	US$	684,394	0	438,166	0	0	0	0	0
Sundry debtors	Sol	18,609	0	7,978	0	0	0	0	0
Notes and accounts payable to related companies	ThCh$ not adjustable	486,565	0	60,135	0	0	0	0	0
Notes and accounts payable to related companies	US$	2,142,337	0	0	0	0	0	0	0
Provisions	ThCh$ not adjustable	542,671	0	105,506	0	951,882	0	275,585	0
Provisions	US$	0	0	0	0	0	0	704,093	0
Provisions	ThAr$	0	0	959	0	0	0	695,926	0
Provisions	Re	726,941	0	413,797	0	0	0	0	0
Provisions	Sol	74,885	0	6,423	0	226,883	0	0	0
Provisions	Mexican pesos	363,324	0	102,390	0	0	0	0	0
Withholdings	ThCh$ not adjustable	451,680	0	228,956	0	0	0	0	0
Withholdings	US$	3,187	0	0	0	0	0	0	0
Withholdings	ThAr$	718,978	0	233,190	0	0	0	0	0
Withholdings	Re	394,674	0	0	0	0	0	0	0
Withholdings	Sol	2,292	0	2,915	0	0	0	0	0
Withholdings	Mexican pesos	41,646	0	134,285	0	0	0	0	0
Income tax	ThCh$ not adjustable	0	0	0	0	0	0	903,546	0
Income tax	Re	0	0	0	0	0	0	363,007	0
Income tax	Mexican pesos	0	0	0	0	0	0	31,104	0
Unearned income	ThCh$ not adjustable	31,680	0	91,315	0	0	0	0	0
Others currents payables	ThCh$ not adjustable	7,715	0	0	0	0	0	0	0
Others currents payables	US$	577,006	0	729,848	0	0	0	0	0
Others currents payables	ThAr$	0	0	0	0	0	0	3,936	0
Others currents payables	Re	7,282	0	0	0	0	0	0	0

		Until 90 days				90 days to 1 year

		06/30/2003		06/30/2002		06/30/2003		06/30/2002
Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate

Total current liabilities
	U.F.	5,551,725	0	868,743	0	722,687	0	721,322	0
	US$	15,200,582	0	23,393,056	0	75,201,004	0	32,532,686	0
	ThAr$	2,773,960	0	1,036,070	0	182,539	0	806,622	0
	Re	4,875,873	0	2,492,844	0	0	0	363,007	0
	ThCh$ not adjustable	6,246,990	0	4,269,496	0	1,408,894	0	1,179,131	0
	Euro	986,378	0	1,341,018	0	0	0	0	0
	Swedish Crone	24,577	0	133,099	0	0	0	0	0
	GBP	181	0	0	0	0	0	0	0
	CHF	2,751	0	0	0	0	0	0	0
	Mexican pesos	1,519,225	0	1,081,802	0	0	0	31,104	0
	Sol	95,786	0	39,116	0	226,883	0	0	0

c)	Long-Term Liabilities

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	2,890,748	6.70%	722,688	6.70%	0	0	0	0
Due to banks and financial institutions	US$	53,784,366	2.6%	27,396,682	2.7%	0	0	0	0
Due to banks and financial institutions	ThAr$	46,085	0	0	0	0	0	0	0
Bonds	US$	12,584,160	8.06%	12,584,160	8.06%	0	0	0	0
Sundry creditors	ThCh$ not adjustable	13,547	0	0	0	923,657	0	1,012,901	0
Sundry creditors	US$	192,426	10.50%	0	0	0	0	0	0
Others Long term liabilities	Re	1,765,292	0	2,446,810	0	0	0	0	0
Provisions	US$	0	0	0	0	0	0	33,922	0
Deferred taxes	ThCh$ not adjustable	0	0	0	0	0	0	5,691,748	0
Total long-term liabilities
	U.F.	2,890,748	0	722,688	0	0	0	0	0
	US$	66,560,952	0	39,980,842	0	0	0	33,922	0
	ThAr$	46,085	0	0	0	0	0	0	0
	ThCh$ not adjustable	13,547	0	0	0	923,657	0	6,704,649	0
	Re	1,765,292	0	2,446,810	0	0	0	0	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	2,885,288	6.70%	2,163,966	6.7%	0	0	0	0
Due to banks and financial institutions	US$	53,389,839	5.27%	33,881,907	3.72%	1,958,362	3.68%	0	0
Due to banks and financial institutions	ThAr$	43,518
Bonds	US$	12,818,372	8.06%	12,818,372	8,06%	6,409,185	8.06%	0	0
Sundry creditors	ThCh$ adjustable	7,343	0	0	0	946,215	0	0	0
Sundry creditors	US$	424,844	10.53%	0	0	0	0	0	0
Sundry creditors	ThAr$	0	0	0	0	1,026,861	0	0	0
Deferred taxes	ThCh$ not adjustable	0	0	0	0	0	0	3,578,609	0
Deferred taxes	ThAr$	0	0	0	0	0	0	1,077,883	0
Others Long term liabilities	Re	0	0	1,910,072	0	0	0	0	0
Total long-term liabilities
	U.F.	2,885,288	0	2,163,966	0	0	0	0	0
	US$	66,633,055	0	46,700,279	0	8,367,547	0	0	0
	ThCh$ adjustable	7,343	0	0	0	946,215	0	0	0
	ThAr$	43,518	0	0	0	1,026,861	0	1,077,883	0
	Re	0	0	1,910,072	0	0	0	0	0
	ThCh$ not adjustable ThAr$	0	0	0	0	0	0	3,578,609	0

NOTE 25 - Sanctions

During the period covered by this financial statements, the Superintendencia de Valores y Seguros no has not applied any type of sanction to the Company, nor to its Directors or the Chief Executive Officer of the Company.

NOTE 26 - SUBSEQUENT EVENTS

Between June 30, 2003 and the emission date of this financial statements (August 14, 2003), no significant event that affects the financial situation of the company have taken place.

NOTE 27 - ENVIRONMENTAL

ENVIRONMENTAL CONSOLIDATED NOTE AS OF JUNE 30 2003

The company focuses its environmental policies through 2 perspectives,

1)	Legal Aspects

Concentrate all subjects related to authorization requests and certifications related to environmental matters.

2)	Environmental management and Clean production

Under the concept that each process may be improved through an responsible y adequate environmental management, the company is constantly evaluating and developing projects to reduce cost and wastes in its production processes to accomplish the efficient manage of the resources, and finally, the implementation of the Environmental Management System Certification under international standards.

The company has committed the following investments in its operating processes related to the environmental subject, Current Projects as of June 30, 2003:

•	Masisa Chile

Certification SCS implementation (Scientific Certification System) MDF facilities, Argentina , Brasil and Chile. Budget THCH$40,000 Invested THCH$631.

Inplementation and Certification by the ISO 14,001 International Norm of the Environmenal Management Systems of all the inductrial facilities during 2003:

–	Mapal facility

Implementation and Certification of the SGA ISO 14,001. Budget US$72,580 Invested US$13,957.

–	Ranco facility

Implementation and Certification of the SGA ISO 14,001. Budget US$73,368 Invested US$10,121.

–	Chiguayante facility

Implementation and Certification of the SGA ISO 14,001. Budget US$51,978 Invested US$8,023.

–	Cabrero facility

Paving stones installation in chips central. Budget US$29,412 Invested US$30,037.

Mud press sheet clean. Budget US$26,002 Invested US$23,205.

Riles pond agitator, Cabrero facility. Budget US$17,087 Invested US$14,426.

Chip’s water wash clean. Budget US$48,122 Invested US$44,997.

Implementation and Certification of the SGA ISO 14,001 (2º Stage). Budget US$24,066 Invested US$43.

-	Puschmann facility

Rain waters evacuation. ISO 14001 Norm Budget US$9,225 Invested US$9,414.

Improvements in formaldehyde gases evacuation. Budget US$8,028 Invested US$6,315.

Containers construction. ISO 14001 Norm. Budget US$5,915 Invested US$5,081.

Contractor’s casino enablement and sewage improvement. Budget US$1,493 Invested US$1,144.

Implementation and Certification of the SGA ISO 14,001 (2º Stage). Budget US$26,413 Invested US$10,017.

Dated april 24 2003, Carlos Puschmann facility submit its Environmental Management System (SGA) developed and implemented between july 2002 and april 2003, to the initial Certification auditing. The development and evaluation of the SGA in conformity with the ISO 14,001 Norm was done by the company Det Norske Veritas and certified by the dutch organism RVA. This allows the plant to be the first one of particle bords in Latinoamerica and the firstt one of Masisa S.A. that obteins the Certification of its SGA by the ISO 14,001 Norm.

Masisa Brasil

Implementation and Certification of the SGA ISO 14,001. Budget US$88,900 Invested US$15,054.

Replacement of the natural gas by wood residuals, in the dust factory. Change of non renewal energy for a renewal one. Budget US$1,160,000 Invested US$962,669.

Water treatment pond, to utilize rains waters in the process. Budget US$150,000.00 Invested US$120,000.00.

Masisa Argentina S.A. – Concordia facility

Closing of rejection walls zone, in particle board drier yard, this contains dust in certain stages of the process. Budget US$5.749 Inversión US$0.

Plantation of two new green curtains (approx. 2,000 trees of different kind) inside the plant, parallels to Rucci street, in order to bring additional barrier to noise and wind. Budget US$7,761 Inversión US$5,079.

Masisa Mexico – Durango facility

Change of transport chain under cyclones L-2. The environmental effect consists of reduce environmental pollution. Budget US$15,000 Investment US$7,200.

Isolation of termic oil ducts in presses L-1 and L-2. The environmental effect consists of reduce fire risks.

Budget US$5,500 Investment US$5,100.

Change of feeding band sifter L-1. The environmental efect consists of reduce environmental pollution.

Budget US$10,000 Investment US$5,800.

Change of covers and ducts with chios escape L-1 and L-2. The environmental ef ect consists of reduce environmental pollution.

Budget US$12,000 Investment US$4,800.

Reparation of roofs and instalation of trasnsparent plastics principal nave.

The environmental effect consists of reduce the electric energy consume, using natural light.

Budget US$16,000 Investment US$6,500.

Chips transport to dryer L-1. The environmental effect consists of reduce environmental pollution.

Budget US$15,000 Investment US$3,500.

Control of dust burn L-2 (eliminates partially the use of petroleum ). The environmental effect consists of reduce environmental pollution for combustion gases

Budget US$10,000 Investment US$2,500.

Habilitation Sander L-1.

Optimization of hand work and electric energy reducing from 2 sanding lines to only one, improvement in dust aspiration (reduction of environmental pollution).

Budget US$489,365 Investment US$456,818.

Green Zone.

Optimum clasification of raw materials and modification of transport to reduce environmental pollution.

Budget US$916,250 Investment US$657,253.

Change of sieve and clasificator.

The environmental efect consists of reduce environmental pollution, with the separation of the dust to send it to the burner and use it as fuel, besides the reduction of the use of fuel, reduces fuel emissions. Optimization in the resin consume.

Budget US$737,674 Investment US$727,264.

Reduction of formaldehids emissions in presses L-1 and L-2.

Laboral environmental effect reducing formaldehids emissions inside the nave and makinf more efficient the discharge outside it.

Budget L-1: US$20,000 Investment M$.

Budget L-2: US$40,000 Investment M$.

Certification of Clean Industry

Budget US$12,000 Investment M$.

Forestal Tornagaleones S.A.

From April 2001, this subsidiary started the ISO 14001 certification process, that implies the creation of an environment management system. During 2002 exercise, the implementation and evaluation of this System continues, looking forward to the auditing Certification in the 2003 exercise. For the development of this implementation the Company has disburse US$39,687 (US$19,866 in 2002).

Dated may 28 2003, the Company submit its Environmental Management System (SGA) developed and implemented during 2002, to the initial Certification auditing. The development and evaluation of the SGA in conformity with the ISO 14,001 Norm was done by the company Det Norske Veritas and certified by the dutch organism RVA.

This ended in the ISO 14,001 Certification for the next three years, of the environmental management of the processes of the Company that includes the “Establishment, manage and harvest of its forests”.

Since july 2003, the Company started the development of an integral manage plan that involves the principles of “Forest Stewardship Council” (FSC) and the design of a Security and Work Health Management system (SGSSO) based on norm OSHAS 18001.

Forestal Argentina S.A.

The subsidiary Forestal Argentina S.A. has incurred in expenses for US$18,772 during the first semester 2003 related to environmental studies (law 25,080) aimed to improve production and other environment related processes. This investments are the starting point for an Environmental Management system that serve as base for the ISO 14,001 Certification. Otherwise it has been inaugurate the Natural Reserve Ayuí in a land of the Company in the Concordia-Entre Ríos zone and the development work of a second reserve in the Paso de los Liebres-Concordia zone has been started.

Additionally the anvironmental impact monitoring plan in lands that have been planted since 2000 have continued.

Projects ended in 2003

Masisa Argentina

Closing shed construction in sawdust unload and storing zone, avoiding the scattering of the dust during the unload. Budget US$23,560 InvestedUS$24,873.

Rain waters drain construction in Rucci street, avoiding this waters to flow into neighbors houses and lands. Budget US$38,000 Investment US$38,102.

Enlargement of the liquid effluent plant; allowing bigger operating reliability to the primary effluent plant. Budget US$90,000 Investment US$92,934.

Change in the reception bucket of the energy plant; allows the reception of wood residuals in order to use them as fuel, avoiding residuals piles formation that produce dust. Budget US$7,500 Investment US$7,464.

Masisa Mexico

Production offices (1 and 2 floor), technical archive, capacitation, internet and laboratory rooms

With the purpose of improve the health conditions and social welfare of the workers.

Budget US$125,000 Investment US$124,964.

Projects ended in 2002

Masisa Chile

Environmental Management System implementation and certification at Puschmann facility on its first stage, Budget: US$18,468 Invested: USS$11,794 (US$7,619 in 2002 exercise).

Environmental Management System implementation and certification at Cabrero facility on its first stage.

Budget: US$30,627 Invested: USS$6.697 (US$9,319 in 2002 exercise).

Measurements of emissions associate to ISO 14.001 Norm. Cabrero and Puschmann facilities.

Budget: US$10,019 Invested: USS$4,638 (US$4,638 in 2002 exercise).

Masisa Argentina S.A.

Dust transportation from particle board to MDF, in order to use it as fuel eliminating the atmospheric burner. Budget US$114,978 Invested US$117,780.

Masisa Mexico

Habilitation of dinning room, sickbay, bathroom and dressing room for workers, with the purpose of improve the health conditions and social welfare of the workers.

Budget: US$197,067 Invested: USS$189,362.

Water well. Drilling, habilitation of the pipe to guide water, placement of a flux measurer, management of the exploitation water used, to make more efficien that use in the process.

Budget: US$50,000 Invested: MUSS$49,590.

NEWS RELEASE

For Further Information:

Juan Diuana Investor Relations Masisa S.A. (56 2) 707-8710 Email: jdiuana@masisa.cl Internet: www.masisa.com	Patrick Kilhaney Citigate Dewe Rogerson Inc. (212) 840-0008 Email: patrick.kilhaney@citigatefi.com

MASISA S.A. REPORTS CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST HALF 2003

(Santiago, Chile, August 29, 2003) – Masisa S.A. - (NYSE: MYS), South America’s leading particle board, MDF and OSB manufacturer, today announced its consolidated financial results stated in Chilean GAAP for the second quarter and the six-month period ended June 30, 2003.

Masisa reported a net income of Ch$ 690 million (US$1.0 million) for the six-month period ended June 30, 2003, which represents a 90.1% decrease when compared to the same period of the previous year. In the second quarter Masisa’s net income reached Ch$614 million, which represents a 79.0% decrease when compared to the second quarter of 2002, although this represents a 704.4% increase when compare to the first quarter figure.

The income decrease when compared to 2002 first half results is mainly explained by a lower operating income, principally derived from lower prices in particle board sales and a temporary reduction of the MDF production in Chile experienced during the first quarter of the year, that affected volume sales and production costs in that country.

During the first half of year 2003, the Company’s gross profit decreased by 8.1% when compared to the same period of the previous year. In spite of this, Masisa’s second quarter gross profit increased 6.9% when compared to the same period of the previous year, and increased 12.0% when compared to 2003 first quarter gross profit. Revenues amounted to Ch$90,461 million (US$129.4 million), representing an increase of 15.8% in comparison to the same period of the previous year, while cost of sales increased by 25.6%. Since SG&A expenses increased by 45.4%, Masisa’s operating income reached Ch$6,696 million (US$9.6 million), which represents a 48.2% decrease compared to the first half of 2002, mainly explained by lower prices in spite of an increase in volume sales. Second quarter operating income reached Ch$4,072 million (US$5.8 million), representing a 55.2% increase compared to the first quarter of 2003. The operating margin reached 7.4% during the first six-months of the year, which unfavorably compares with a 16.5% operating margin for the same period of 2002. The Company’s operating margin in the second quarter reached 9.2%, which favorably compares to the 5.7% margin of the first quarter 2003.

During the first half of 2003, consolidated particleboard volume sales increased by 6.8% when compared to the same period of the previous year, reaching 281,045 m3. In the case of MDF, consolidated volume sales increased by 8.7%, reaching 327,685 m3. OSB consolidated volume sales increased 75.7%, reaching 56,635 m3.

The Company ended the period with a leverage ratio of 0.67 as of June 30, 2003, while cash and securities amounted to US$53.8 million. On a consolidated basis and starting in June, certain Masisa do Brasil liabilities are presented net of certain securities held by the Company related to the financing of those liabilities. Thus, the net leverage ratio as of June 30, 2003 was 0.56, remaining at the same level of March 31, 2003.

FINANCIAL HIGHLIGHTS

For the first half ended June 30, 2003:

The table below depicts Masisa’s consolidated financial highlights for the first half of 2003 and the variation when compared to first half 2002 figures, both in pesos and dollars as of June 30, 2003.

	1H 2003 Ch$ million	Variation	1H 2003 US$million	Variation

Revenues	90,461	15.8%	129.4	18.0%
Gross Profits	20,758	-8.1%	29.7	-6.4%
SG&A Expenses	-14,063	45.4%	-20.1	48.1%
Operating Income	6,696	-48.2%	9.6	-47.2%
Net Income	690	-90.1%	1.0	-89.9%

Earnings per ADS for the first half of 2003 were US$0.03 and EPS were Ch$0.74, compared to US$0.32 and Ch$7.50 for the first half of 2002.

For the second quarter ended June 30, 2003:

The table below depicts Masisa’s consolidated financial highlights for the second quarter of 2003 and the variation when compared to second quarter 2002 figures, both in pesos and dollars as of June 30, 2003.

	2Q 2003 Ch$ million	Variation	2Q 2003 US$million	Variation

Revenues	44,289	9.0%	63.3	11.0%
Gross Profits	10,969	6.9%	15.7	8.9%
SG&A Expenses	-6,897	38.5%	-9.9	41.1%
Operating Income	4,072	-22.9%	5.8	-21.4%
Net Income	614	-79.0%	0.9	-78.7%

Earnings per ADS for the second quarter of 2003 were US$0.03 and EPS were Ch$0.66, compared to US$0.13 and Ch$3.15 for the second quarter of 2002.

Sales Breakdown and Production Highlights

Masisa’s consolidated revenues for the first half ended June 30, 2003 and 2002, broken down by market, are as follows:

	1H2003	1H2002

Chile	31%	41%
Argentina	9%	7%
Brazil	26%	21%
Mexico	13%	11%
Other countries	21%	21%

Total sales* breakdown in cubic meters for the first half are as follows:

	1H2003	1H2002

Raw Particle Board	143,130	144,464
Melamine PB	126,072	107,149
Wood Veneered PB	11,842	11,586
TOTAL PB	281,045	263,199

MDF	278,022	272,293
Coated MDF	49,663	29,219
TOTAL MDF	327,685	301,512

OSB	56,635	32,236

* Consolidated figures excluding inter-company sales.

Total sales for particleboard, MDF and OSB were 665,364 cubic meters, which represents a 11.5% increase when compared to the first half of 2002. Door sales were 195,641 square meters, which represents a 6.5% decrease in comparison to the first half of 2002.

Total sales breakdown in cubic meters for the second quarter are as follows:

	2Q2003	2Q2002

Raw Particle Board	70,860	74,056
Melamine PB	62,901	55,785
Wood Veneered PB	5,520	6,801
TOTAL PB	139,281	136,641

MDF	134,335	153,246
Coated MDF	25,634	16,335
TOTAL MDF	159,970	169,581

OSB	31,134	26,856

* Consolidated figures excluding inter-company sales.

Total sales for particleboard, MDF and OSB were 330,385 cubic meters, which represents a 0.8% decrease when compared to the second quarter of 2002. Door sales were 96,139 square meters, which represents an 11.3% decrease in comparison to the second quarter of 2002.

Production costs for raw boards as of June 2003 and June 2002 are broken down as follows:

	Particle Board		MDF

	2003	2002	2003	2002

Wood	16%	17%	21%	20%
Chemicals	37%	34%	37%	36%
Energy	10%	8%	11%	11%
Labor	10%	9%	5%	5%
Depreciation	15%	18%	15%	15%
Others	13%	14%	11%	13%

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading manufacturer in South America of MDF and particle board, in its raw, melamine laminated and wood veneer versions. The Company produces approximately 90% of the particle board in Chile, 30% of the particle board in Argentina, 40% of the MDF in Chile and 50% in Argentina. In Brazil, MASISA, holds approximately 30% of the MDF market, while is the only producer of OSB. In Mexico the Company produces approximately 20% of the particle board. The Company is also a leading Chilean producer of wooden doors. Through its subsidiary Forestal Tornagaleones S.A., Masisa participates in the forestry business in Chile and Argentina.

- TABLES TO FOLLOW -

The tables below are adjusted for general price-level changes and expressed in millions of constant pesos as of June 30, 2003. All statements are presented according to Chilean GAAP.

CONSOLIDATED BALANCE SHEET	Million Ch$
	As of,

	Jun 30, 2003	Jun 30, 2002

ASSETS
Current Assets	142,568	90,948
Fixed Assets	442,072	437,511
Other Assets	5,830	26,031

TOTAL ASSETS	590,470	554,490

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	115,020	70,289
Long-Term Liabilities	122,089	135,341
Minority Interest	43,677	42,095
Shareholders’ Equity	309,684	306,765

TOTAL LIABILITIES	590,470	554,490

CONSOLIDATED STATEMENTS OF INCOME	Million Ch$
	For the six-months period ended,

	Jun 30, 2003	Jun 30, 2002

TOTAL SALES	90,461	78,105
Cost of Sales	(69,703)	(55,516)
GROSS PROFIT	20,758	22,589
Selling and Administrative Exp.	(14,063)	(9,672)
OPERATING INCOME	6,696	12,917

Net Financial Result	(4.149)	(1.877)
Other Income/Expenses	(198)	2.482
Price - Level Restatement	(994)	(6.057)

TOTAL OTHER INCOME (EXPENSE)- NET	(5.341)	(5.452)

Income Before Tax	1,391	7,465
Income Tax	(162)	(2,500)
Minority Interest	(539)	1,718
Negative Goodwill Amortization	36	281

NET INCOME	690	6,965

Due to rounding, numbers may not add up.

For illustrative purposes only, Chilean pesos of each period have been translated to U.S. dollars at the observed exchange rate as of June 30, 2003 (US$1 = Ch$699.12) and as of June 30, 2002 (US$1 = Ch$688.05). All statements are presented according to Chilean GAAP.

CONSOLIDATED BALANCE SHEET	Million US$
	As of,

	Jun 30, 2003	Jun 30, 2002

ASSETS
Current Assets	203.9	127.7
Fixed Assets	632.3	614.4
Other Assets	8.3	36.6

TOTAL ASSETS	844.6	778.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities	164.5	98.7
Long-Term Liabilities	174.6	190.0
Minority Interest	62.5	59.1
Shareholders’ Equity	443.0	430.8

TOTAL LIABILITIES	844.6	778.6

CONSOLIDATED STATEMENTS OF INCOME	Million US$
	For the six-months period ended,

	Jun 30, 2003	Jun 30, 2002

TOTAL SALES	129.4	109.7
Cost of Sales	(99.7)	(78.0)
GROSS PROFIT	29.7	31.7
Selling and Administrative Exp.	(20.1)	(13.6)
OPERATING INCOME	9.6	18.1

Net Financial Result	(5,9)	(2,6)
Other Income/Expenses	(0,3)	3,5
Price - Level Restatement	(1,4)	(8,5)

TOTAL OTHER INCOME (EXPENSE)- NET	(7,6)	(7,7)

Income Before Tax	1,9	10,5
Income Tax	(0,2)	(3,5)
Minority Interest	(0,8)	2,4
Negative Goodwill Amortization	0,1	0,4

NET INCOME	1,0	9,8

Due to rounding, numbers may not add up.